                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                 NCH CORPORATION
                       (Name of Subject Company (Issuer))

                       RANGER MERGER CORPORATION - Offeror
                          RANGER HOLDING LLC - Offeror
                             IRVIN L. LEVY - Offeror
                          LESTER A. LEVY, SR. - Offeror
                            ROBERT M. LEVY - Offeror
                             JOHN I. LEVY - Offeror
                          LESTER A. LEVY, JR. - Offeror
                            WALTER M. LEVY - Offeror
                             ANN LEVY COX - Offeror
                             CAROL R. LEVY - Offeror
                              KAREN LEVY - Offeror
                        IRJ LIMITED PARTNERSHIP - Offeror
                      SHELTERWOOD PARTNERS, L.P. - Offeror
                       THE ALLEN JOHN LEVY TRUST - Offeror
                     THE KATHERINE RUTH LEVY TRUST - Offeror
                   THE SOPHIE BERTHA ROSE LEVY TRUST - Offeror
                 THE SOPHIE BERTHA LEVY ROSE TRUST II - Offeror
                  THE WALTER M. LEVY CHILDREN'S TRUST - Offeror
                    THE SAMUEL LEVY PIASSICK TRUST - Offeror
             THE ANN LEVY PIASSICK CHILDREN'S EXEMPT TRUST - Offeror
                        THE IRVIN L. LEVY TRUST - Offeror
                       THE LESTER A. LEVY TRUST - Offeror
                     THE ANN ELIZABETH LEVY TRUST - Offeror
                     THE WALTER MILTON LEVY TRUST - Offeror
                     THE LESTER A. LEVY, JR. TRUST - Offeror
                       THE ROBERT M. LEVY TRUST - Offeror
                       THE JOHN IRVIN LEVY TRUST - Offeror
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   628850 10 9
                      (CUSIP Number of Class of Securities)

                                  IRVIN L. LEVY
                            2727 CHEMSEARCH BOULEVARD
                               IRVING, TEXAS 75062
                                 (972) 438-0441
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                          on Behalf of Filing Persons)

                                 WITH COPIES TO:

                               PAUL S. BIRD, ESQ.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[X]      third party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[X]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         Ranger Merger Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Ranger Holding LLC, a Delaware limited liability company ("Holding"), which is 100% owned by Irvin L. Levy, Lester A. Levy, Sr. and the other members of the Levy family identified as offerors on the cover page of this Schedule TO (together with Holding and Purchaser, the "Levy Group") hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed on January 7, 2002 (the "Schedule TO"), as subsequently amended from time to time, with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, $1.00 par value (the "Shares"), of NCH Corporation, a Delaware corporation (the "Company"), at a purchase price of $52.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 7, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the respective meanings assigned to such terms in the Schedule TO and the Offer to Purchase dated January 7, 2002, filed as Exhibit (a)(1)(i) thereto.

         ITEMS 1 THROUGH 9 AND 11 THROUGH 13

         Items 1 through 9 and 11 through 13 of the Schedule TO are hereby amended and supplemented as follows:

         Purchaser has entered into a senior secured credit arrangement providing for a term loan facility not to exceed $50,000,000 in the aggregate and a revolving credit facility not to exceed $60,000,000 in the aggregate (including a swing line loan subfacility not to exceed $5,000,000 and a letter of credit subfacility not to exceed $10,000,000), pursuant to a credit agreement, dated as of February 5, 2002, among the Purchaser, the lenders from time to time party thereto, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and JP Morgan Chase Bank, as syndication agent (the "Credit Agreement").

         The Credit Agreement contains usual and customary affirmative and negative covenants, including customary financial covenants. Interest rates for the loans will be adjusted LIBOR or the adjusted base rate, at the election of Purchaser, in each case plus a margin tied to the Purchaser's leverage ratio. Purchaser may elect periods of one, two, three or six months for adjusted LIBOR borrowings under the facilities. The Credit Agreement described in this paragraph is included as exhibit (b)(ii) hereto. The foregoing summary is qualified in its entirety by such exhibit, and reference is made thereto for the complete terms and conditions of the Credit Agreement.

         Ranger Merger Corporation extended the Expiration Date from February 4, 2002 to February 12, 2002 at midnight E.S.T. As a result, stockholders of NCH Corporation may tender or withdraw their shares until midnight E.S.T. on Tuesday, February 12, 2002, unless the offer is further extended.

         ITEM 12  EXHIBITS

         Item 12 of the Schedule TO is supplemented by adding the following information:

                  (a)(5)(ix) Text of press release issued by the Company on
                             February 5, 2002.

                  (a)(5)(x) Text of press release issued by the Company on February 5, 2002.

                  (b)(ii) Credit Agreement dated February 5, 2002, among Ranger Merger Corporation, Bank of America, N.A., JP Morgan Chase Bank and the other lenders thereto.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        RANGER HOLDING LLC


                                    By: /s/ Irvin L. Levy
                                        ------------------------------------
                                             Name:  Irvin L. Levy
                                             Title: President and CEO

                                        RANGER MERGER CORPORATION

                                    By: /s/ Irvin L. Levy
                                        ------------------------------------
                                             Name:  Irvin L. Levy
                                             Title: Chairman and President

                                        /s/ Irvin L. Levy
                                        ---------------------------------------
                                            Irvin L. Levy

                                        /s/ Lester A. Levy, Sr.
                                        ---------------------------------------
                                            Lester A. Levy, Sr.

                                        /s/ Robert M. Levy
                                        ---------------------------------------
                                            Robert M. Levy

                                        /s/ John I. Levy
                                        ---------------------------------------
                                            John I. Levy

                                        /s/ Lester A. Levy, Jr.
                                        ---------------------------------------
                                            Lester A. Levy, Jr.

                                        /s/ Walter M. Levy
                                        ---------------------------------------
                                            Walter M. Levy

                                        /s/ Ann Levy Cox
                                        ---------------------------------------
                                            Ann Levy Cox

                                        /s/ Carol R. Levy
                                        ---------------------------------------
                                            Carol R. Levy

                                        /s/ Karen Levy
                                        ---------------------------------------
                                            Karen Levy

                                        IRJ LIMITED PARTNERSHIP

                                        By:   IRJ GP, L.L.C.
                                                its General Partner

                                        By: /s/ Irvin L. Levy
                                        ---------------------------------------
                                        Name:  Irvin L. Levy
                                        Title: Manager

                                        SHELTERWOOD PARTNERS, L.P.

                                        By:   Shelterwood Investments, Inc.
                                                its General Partner

                                        By: /s/ Lester A. Levy, Sr.
                                        ---------------------------------------
                                        Name:  Lester A. Levy, Sr.
                                        Title: President

                                        THE ALLEN JOHN LEVY TRUST

                                        By: /s/ Robert M. Levy
                                        ---------------------------------------
                                        Name:  Robert M. Levy
                                        Title: Trustee

                                        THE KATHERINE RUTH LEVY TRUST

                                        By: /s/ Robert M. Levy
                                        ---------------------------------------
                                        Name:  Robert M. Levy
                                        Title: Trustee

                                        THE SOPHIE BERTHA ROSE LEVY TRUST

                                        By: /s/ Ann Levy Cox
                                        ---------------------------------------
                                        Name:  Ann Levy Cox
                                        Title: Trustee

                                        THE SOPHIE BERTHA ROSE LEVY TRUST II

                                        By: /s/ Walter M. Levy
                                        ---------------------------------------
                                        Name:  Walter M. Levy
                                        Title: Trustee

                                        THE WALTER M. LEVY CHILDREN'S TRUST

                                        By: /s/ Walter M. Levy
                                        ---------------------------------------
                                        Name:  Walter M. Levy
                                        Title: Trustee

                                        THE SAMUEL LEVY PIASSICK TRUST

                                        By: /s/ Ann Levy Cox
                                        ---------------------------------------
                                        Name:  Ann Levy Cox
                                        Title: Trustee

                                        THE ANN LEVY PIASSICK CHILDREN'S
                                        EXEMPT TRUST

                                        By: /s/ Ann Levy Cox
                                        ---------------------------------------
                                        Name:  Ann Levy Cox
                                        Title: Trustee

                                        THE IRVIN L. LEVY TRUST

                                        By:  Bank of America, Corporate Trustee

                                        By: /s/ Daniel J. Kelly
                                        ---------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer

                                        By: /s/ Irvin L. Levy
                                        ---------------------------------------
                                        Name:  Irvin L. Levy
                                        Title: Trustee

                                        THE LESTER A. LEVY TRUST

                                        By:  Bank of America, Corporate Trustee

                                        By: /s/ Daniel J. Kelly
                                        ---------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer

                                        By: /s/ Lester A. Levy, Sr.
                                        ---------------------------------------
                                        Name:  Lester A. Levy, Sr.
                                        Title: Trustee


                                        THE ANN ELIZABETH LEVY TRUST

                                        By:  Bank of America, Corporate Trustee

                                        By: /s/ Daniel J. Kelly
                                        ---------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer

                                        By: /s/ Lester A. Levy, Sr.
                                        ---------------------------------------
                                        Name:  Lester A. Levy, Sr.
                                        Title: Trustee

                                        THE WALTER MILTON LEVY TRUST

                                        By:  Bank of America, Corporate Trustee

                                        By: /s/ Daniel J. Kelly
                                        ---------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer

                                        By: /s/ Lester A. Levy, Sr.
                                        ---------------------------------------
                                        Name:  Lester A. Levy, Sr.
                                        Title: Trustee

                                        THE LESTER A. LEVY, JR. TRUST

                                        By:  Bank of America, Corporate Trustee

                                        By: /s/ Daniel J. Kelly
                                        ---------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer

                                        By: /s/ Lester A. Levy, Sr.
                                        ---------------------------------------
                                        Name:  Lester A. Levy, Sr.
                                        Title: Trustee


                                        THE ROBERT M. LEVY TRUST

                                         By:  Bank of America, Corporate Trustee

                                        By: /s/ Daniel J. Kelly
                                        ---------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer

                                        By: /s/ Irvin L. Levy
                                        ---------------------------------------
                                        Name:  Irvin L. Levy
                                        Title: Trustee

                                        THE JOHN IRVIN LEVY TRUST

                                        By:  Bank of America, Corporate Trustee

                                        By: /s/ Daniel J. Kelly
                                        ---------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer

                                        By: /s/ Irvin L. Levy
                                        ---------------------------------------
                                        Name:  Irvin L. Levy
                                        Title: Trustee

Dated:  February 5, 2002

                                  EXHIBIT INDEX

(a)(1)(i)*     Offer to Purchase, dated January 7, 2002.

(a)(1)(ii)*    Letter of Transmittal, dated January 7, 2002.

(a)(1)(iii)*   Notice of Guaranteed Delivery, dated January 7, 2002.

(a)(2)* Letter to the stockholders of the Company from Irvin L. Levy, Chairman of the Board of Directors of the Company.

(a)(3)*        Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)         Not applicable.

(a)(5)(i)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated January 7, 2002.

(a)(5)(ii)* Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated January 7, 2002.

(a)(5)(iii)*   Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

(a)(5)(iv)* Text of letter from Irvin L. Levy and Lester A. Levy, Sr. to the Company's Board, dated September 28, 2001.

(a)(5)(v)* Summary Advertisement as published in the New York Times on January 7, 2002.

(a)(5)(vi)*    Text of press release issued by the Company on October 1, 2001.

(a)(5)(vii)*   Text of press release issued by the Company on December 24, 2001.

(a)(5)(viii)*  Text of press release issued by the Company on January 7, 2002.

(a)(5)(ix)     Text of press release issued by the Company on February 5, 2002.

(a)(5)(x)      Text of press release issued by the Company on February 5, 2002.

(b)(i)* Financing Commitment Letter dated October 12, 2001 from Bank of America, N.A. and Bank of America Securities LLC relating to


--------
*   Previously filed.

               $130,000,000 aggregate principal amount of senior credit facilities as amended by letters dated November 8, 2001 and December 10, 2001.

(b)(ii) Credit Agreement dated February 5, 2002, among Ranger Merger Corporation, Bank of America, N.A., JP Morgan Chase Bank and the other lenders thereto.

(c)(i)* Fairness Opinion of Dresdner Kleinwort Wasserstein (included as Annex B to Offer to Purchase filed herewith as Exhibit
               (a)(1)(i)).

(c)(ii)* Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated December 24, 2001.

(c)(iii)* Materials presented by Deutsche Banc Alex. Brown to the Levy Group dated April 4, 2001.

(c)(iv)* Materials presented by Deutsche Banc Alex. Brown to the Levy Group dated September 17, 2001.

(c)(v)* Preliminary Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated October 31, 2001.

(c)(vi)* Preliminary Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated December 5, 2001.

(c)(vii)* Preliminary Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated December 18, 2001.

(c)(viii)* Financial Projections Prepared by the Management of the Company, dated April, 2001 (the "April Projections").

(c)(ix)* Financial Projections Prepared by the Management of the Company, dated September, 2001 (the "July Projections").

(c)(x)* Financial Projections Prepared by the Management of the Company, dated October, 2001 (the "October Projections").

(d)(i)* Agreement and Plan of Merger, dated as of December 24, 2001, by and among Holding, Purchaser and the Company (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(d)(ii)        None.

(e)(i)* Excerpts from the Proxy Statement for 2001 Annual Meeting of Stockholders of NCH Corporation, dated June 27, 2001.

(e)(ii)* Limited Liability Company Agreement of Ranger Holding LLC, dated as of December 24, 2001.

(f)*           Section 262 of the Delaware General Corporation Law (included as
               Schedule II to the Offer to Purchase filed herewith at Exhibit
               (a)(1)(i)).

(g)            None.

(h)            None.